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                             December 12, 2023

       Diantha Duvall
       Chief Financial Officer
       Curis, Inc.
       128 Spring Street
       Building C - Suite 500
       Lexington, Massachusetts 02421

                                                        Re: Curis, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            File No. 000-30347

       Dear Diantha Duvall:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Item 9A - Controls and Procedures, page 113

   1. In an abbreviated amended filing for this Item 9A, please provide the disclosures required by Item 307 of
Regulation S-K regarding the effectiveness of your disclosure controls and procedures. Refer to
Rule 12b-15 of the Exchange Act and Question 161.01 of the
                                                        Compliance and
Disclosure Interpretations for Exchange Act Rules.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Diantha Duvall
Curis, Inc.
December 12, 2023
Page 2

       Please contact Gary Newberry at 202-551-3761 or Kevin Kuhar at 202-551-3662 with any questions.



FirstName LastNameDiantha Duvall                       Sincerely,
Comapany NameCuris, Inc.
                                                       Division of Corporation
Finance
December 12, 2023 Page 2                               Office of Life Sciences
FirstName LastName